EXHIBIT 99.9

INFOSYS TECHNOLOGIES LIMITED
Regd. Office : Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited financial results for the quarter ended June 30, 2006

(in Rs. crore, except per share data)
	Quarter ended		Year ended
	June 30,		March 31,
	2006	2005	2006
Income from software services and products	2,867	1,967	9,028
Software development expenses	1,615	1,064	4,887
Gross profit	1,252	903	4,141
Selling and marketing expenses	167	119	499
General and administration expenses	211	137	653
Operating profit before interest and depreciation	874	647	2,989
Interest	-	-	-
Depreciation	97	75	409
Operating profit before tax and exceptional items	777	572	2,580
Other income	129	30	144
Provision for investments	3	-	-
Net profit before tax and exceptional items	903	602	2,724
Provision for taxation	104	79	303
Net profit after tax and before exceptional items	799	523	2,421
Income on sale of Investments	6	-	-
Net profit after tax and exceptional items	805	523	2,421
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 3)	138	136	138
Reserves and surplus	7,690	5,729	6,759
Earnings per share (par value Rs. 5/- each) *
Before Exceptional items
Basic	28.89	19.33	88.67
Diluted	28.22	18.79	86.20
After Exceptional items
Basic	29.13	19.33	88.67
Diluted	28.45	18.79	86.20
Dividend per share (par value Rs. 5/- each)
Interim dividend	NA	NA	6.50
Final dividend	NA	NA	8.50
Silver Jubilee special dividend	NA	NA	30.00
Total dividend	NA	NA	45.00
Total dividend percentage (%)	NA	NA	900.00
Aggregate of non-promoters' shareholding (unaudited)
Number of shares	22,31,22,459	21,76,82,150	22,18,24,263
Percentage of shareholding	80.60	80.20	80.50
* Not adjusted for issue of 1:1 bonus shares, as the record date for issue of bonus shares is July 14, 2006.

Other information:
(in Rs. crore, except per share data)
	Quarter ended		Year ended
	June 30,		March 31,
	2006	2005	2006
Staff costs	1,403	914	4,273
Items exceeding 10% of aggregate expenditure	-	-	-
Details of other income:
Interest on deposits with banks and others	49	24	132
Dividends on investment in liquid mutual funds	17	13	71
Miscellaneous income	10	2	18
Exchange differences	53	(9)	(77)
Total	129	30	144

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter ended June 30, 2006
(in Rs. crore, except per share data)
	Quarter ended		Year ended
	June 30,		March 31,
	2006	2005	2006
Income from software services, products and business process management	3,015	2,071	9,521
Software development and business process management expenses	1,666	1,104	5,066
Gross profit	1,349	967	4,455
Selling and marketing expenses	204	141	600
General and administration expenses	256	162	764
Operating profit before interest, depreciation, and minority interest	889	664	3,091
Interest	-	-	-
Depreciation	106	80	437
Operating profit before tax, minority interest and exceptional items	783	584	2,654
Other income	128	28	139
Provision for investments	3	-	1
Net profit before tax, minority interest and exceptional items	908	612	2,792
Provision for taxation	106	80	313
Net profit after tax, and before minority interest and exceptional items	802	532	2,479
Income from sale of Investments	6	-	-
Net profit after tax, exceptional items and before minority interest	808	532	2,479
Minority interest	8	-	21
Net profit after tax, exceptional items and minority interest	800	532	2,458
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 3)	138	136	138
Reserves & surplus	7,705	5,771	6,828
Preference shares issued by subsidiary	-	-	-
Earnings per share (par value Rs. 5/- each) *
Before Exceptional items
Basic	28.71	19.63	90.06
Diluted	28.04	19.08	87.55
After Exceptional items
Basic	28.95	19.63	90.06
Diluted	28.27	19.08	87.55
Dividend per share (par value Rs. 5/- each)
Interim dividend	NA	NA	6.50
Final dividend	NA	NA	8.50
Silver Jubilee special dividend	NA	NA	30.00
Total dividend	NA	NA	45.00
Total dividend percentage (%)	NA	NA	900.00
Aggregate of non-promoters' shareholding (unaudited)
Number of shares	22,31,22,459	21,76,82,150	22,18,24,263
Percentage of shareholding	80.60	80.20	80.50
* Not adjusted for issue of 1:1 bonus shares, as the record date for issue of bonus shares is July 14, 2006.

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Note:

1. The audited quarterly financials have been taken on record by the Board of Directors at its meeting held on July 12, 2006. There are no qualifications in the auditors' reports for these periods. The information presented above is extracted from the audited financial statements as stated.

2. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2006

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend / Bonus shares related	-	151	151	-

3. During the quarter ended June 30, 2006 and 2005 and the year ended March 31, 2006 the company issued 12,88,196; 8,52,318 and 49,84,431 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.

4. In the Annual General Meeting held on June 10, 2006, shareholders approved 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders, i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the reserves. The record date for the bonus issue would be July 14, 2006.

5. The final dividend of Rs. 8.50/- per share for fiscal 2006 and the Silver Jubilee special dividend of Rs. 30/- per share was approved by the shareholders in the Annual General Meeting held on June 10, 2006 and the same was paid on June 14, 2006.

6. Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the additional obligations of the company amounted to Rs. 13 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 13 crore to general reserves.

Matters relating to subsidiaries:

7. During the period ended June 30, 2006, the company disbursed a loan of US$ 2 million (Rs. 9 crore) to its wholly owned subsidiary, Infosys Technologies ( Shanghai) Co. Limited, China. The amount is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of June 30, 2006 the company has invested US$ 5 million (Rs. 23 crore) as equity capital and US$ 5 million (Rs. 23 crore) as loan in the subsidiary.

8. During the period ended June 30, 2006, the company invested US$ 3 million (Rs. 14 crore) in its wholly owned subsidiary, Infosys Consulting Inc. As of June 30, 2006 the company has invested an aggregate of US$ 20 million (Rs. 90 crore) in the subsidiary.

9. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of Citicorp International Finance Corporation ("CIFC") in Progeon Limited ("Progeon") for a consideration amounting to Rs. 530 crore (US$ 115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore was remitted to CIFC on the same date. Consequent to this, the company's holding in Progeon as of June 30, 2006 is 96.96%.

Changes to Board of Directors:

10. Mr. Larry Pressler retired by rotation as a director of the company at the Annual General Meeting held on June 10, 2006 and did not seek re-election.

11. Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, turns 60 on August 20, 2006 and as per the service rules of the company, he will retire from the services of the company on that date. In this connection, the Board resolved to appoint Mr. Murthy as an Additional Director of the company with effect from August 21, 2006 and further resolved that Mr. Murthy will serve as the Non-Executive Chairman of the Board and Chief Mentor with effect from August 21, 2006.

12. The Board also resolved that Mr. Nandan M. Nilekani, currently the Chief Executive Officer, President and Managing Director of the company, be re-designated as the Chief Executive Officer and Managing Director with effect from August 21, 2006 and that Mr. S. Gopalakrishnan, currently the Chief Operating Officer and Deputy Managing Director, be promoted and re-designated as the President, Chief Operating Officer and Joint Managing Director with effect from August 21, 2006.

Investments:

13. During the quarter ended June 30, 2006, the company received an amount of US$ 1.29 million (Rs. 5 crore) being the balance held in escrow account released on fulfillment of the escrow obligations on account of sale of investment in Yantra Corporation. The income is disclosed separately as an exceptional item in the profit and loss account.

14. During the quarter ended June 30, 2006, the company received Rs. 1 crore from CiDRA corporation towards redemption of shares on recapitalization. The remainder of investment was written off against the provision made earlier.

Others:

15. Infosys was included in the new NASDAQ Global Select Market on July 3, 2006. The NASDAQ Global Select Market has the highest initial listing standards of any exchange in the world based on financial and liquidity requirements.

Segment reporting (Consolidated - Audited)
(in Rs. crore)
	Quarter ended		Year ended
	June 30,		March 31,
	2006	2005	2006
Revenue by industry segment
Financial services	1,109	752	3,427
Manufacturing	436	276	1,324
Telecom	531	355	1,566
Retail	293	198	968
Others	646	490	2,236
Total	3,015	2,071	9,521
Less : Inter-segment revenue	-	-	-
Net revenue from operations	3,015	2,071	9,521
Segment profit before tax, interest, depreciation and amortization:
Financial services	296	240	1,074
Manufacturing	131	81	402
Telecom	188	130	601
Retail	86	63	311
Others	188	150	703
Total	889	664	3,091
Less : Interest	-	-	-
Less : Other un-allocable expenditure	106	80	437
(excluding un-allocable income)
Operating profit before tax	783	584	2,654

Notes on segment information

Principal segments

The company's operations predominantly relate to providing technology services, delivered globally to clients operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. Gopalakrishnan	Nandan M. Nilekani
July 12, 2006	Chief Operating Officer	Chief Executive Officer,
	and Deputy Managing Director	President and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter ended June 30, 2006, prepared as per US GAAP. A summary of the financial statements is as follows:
(in US$ million, except per ADS data)
	Quarter ended		Year ended
	June 30,		March 31,
	2006	2005	2006
Revenues	660	476	2,152
Cost of revenues	389	274	1,244
Gross profit	271	202	908
Net income	174	122	555
Earnings per American Depositary Share (ADS)
Basic	0.63	0.45	2.04
Diluted	0.62	0.43	1.99
Total assets	1,938	1,557	2,066
Cash and cash equivalents	392	444	889
Liquid mutual funds	358	307	170

The reconciliation of net income as per Indian GAAP (audited) and US GAAP (unaudited) is as follows:
(in US$ million)
	Quarter ended		Year ended
	June 30,		March 31,
	2006	2005	2006
Consolidated net profit as per Indian GAAP	175	122	555
Stock Compensation Expenses (SFAS 123R)	(1)	-	-
Consolidated net income as per US GAAP	174	122	555

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.